KN

03013902

AB 3/5/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sage, Rutty & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1621 Jefferson Road
(No. and Street)

Rochester (City) New York (State) 14623 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Burke (585) 232-3760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1100 Bausch & Lomb Place (Address) Rochester (City) New York (State) 14604 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2003 WASH. D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21

OATH OR AFFIRMATION

I, James P. Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sage, Rutty & Co., Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James P. Burke
Signature

VP - Finance
Title

Renée M. Rombaut
Notary Public

RENÉE M. ROMBAUT
Notary Public in the State of New York
MONROE COUNTY
No. 01RO6006942
Commission Expires May 11, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of Independent Accountants on Internal Control Structure Required by SEC Rule 17a-5 (under separate cover).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sage, Rutty & Co., Inc.

Financial Statements
December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594

Report of Independent Accountants

To the Board of Directors and Shareholders
Sage, Rutty & Co., Inc.

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Sage, Rutty & Co., Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 17, 2003

Sage, Rutty & Co., Inc.
Statements of Financial Condition

	December 31, 2002	December 31, 2001
Assets		
Cash	$ 1,241,908	$ 728,951
Firm margin deposit	263,058	685,426
Receivable from brokers and dealers	177,337	200,982
Securities in Firm account, at market	2,384,713	2,649,731
Deposits and other assets	277,493	326,898
Fixed assets, less accumulated depreciation	248,789	302,162
Total assets	$ 4,593,298	$ 4,894,150
Liabilities and Shareholders' Equity		
Liabilities:		
Payable to brokers and dealers	$ 1,624,623	$ 2,037,683
Accrued compensation and related taxes	99,373	166,372
Accrued profit sharing	60,000	45,000
Dividends payable	66,800	66,800
Other liabilities	5,000	-
Income taxes payable	38,140	-
Deferred tax liability, net	43,820	30,200
Total liabilities	1,937,756	2,346,055
Shareholders' equity:		
Common stock - no par value; authorized 1,000 shares; 840 shares issued	261,743	261,743
Retained earnings	3,399,632	3,292,185
	3,661,375	3,553,928
Less - Treasury stock, at cost, 172 shares	(1,005,833)	(1,005,833)
Total shareholders' equity	2,655,542	2,548,095
Total liabilities and shareholders' equity	$ 4,593,298	$ 4,894,150

The accompanying notes are an integral part of these financial statements.

Sage, Rutty & Co., Inc.
Statements of Income

	For the Years Ended December 31, 2002	For the Years Ended December 31, 2001
Revenues:		
Income on securities transactions	$ 878,464	$ 566,298
Commissions and fees	5,145,534	5,183,229
Interest and dividends	154,586	98,964
Other income	51,914	601,208
	6,230,498	6,449,699
Expenses:		
Employee compensation, payroll taxes and benefits	4,360,863	4,194,965
Securities clearing expense	199,636	221,696
Communications	366,501	443,110
Occupancy	465,954	468,721
Interest	38,540	9,804
Other operating expenses	462,682	449,191
	5,894,176	5,787,487
Income before provision for income taxes	336,322	662,212
Provision for income taxes	95,275	250,359
Net income	$ 241,047	$ 411,853

The accompanying notes are an integral part of these financial statements.

Sage, Rutty & Co., Inc.
Statements of Changes in Shareholders' Equity

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2000	$ 261,743	$ 3,013,932	$ (1,005,833)	$ 2,269,842
Net income	-	411,853	-	411,853
Dividends on common stock ($200 per share)	-	(133,600)	-	(133,600)
Balance, December 31, 2001	261,743	3,292,185	(1,005,833)	2,548,095
Net income	-	241,047	-	241,047
Dividends on common stock ($200 per share)	-	(133,600)	-	(133,600)
Balance, December 31, 2002	$ 261,743	$ 3,399,632	$ (1,005,833)	$ 2,655,542

Sage, Rutty & Co., Inc.
Statements of Cash Flows

	For the Years Ended December 31, 2002	2001
Cash flows from operating activities:		
Net income	$ 241,047	$ 411,853
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation	97,775	98,019
Deferred income taxes	13,620	189,000
Unrealized (gain) loss on securities, net	(231,234)	127,394
Realized loss on investments	142,468	-
Gain on disposal of asset	-	(8,426)
(Increase) decrease in operating assets -		
Firm margin deposit	422,368	(258,532)
Receivable from brokers and dealers	23,645	108,053
Deposits and other assets	49,405	244,926
Increase (decrease) in operating liabilities -		
Payable to brokers and dealers	(413,060)	26,592
Accrued compensation and related payroll taxes	(66,999)	80,747
Accrued profit sharing plan	15,000	(20,000)
Income taxes currently payable, net	38,140	(193,403)
Other liabilities	5,000	(300,000)
Total adjustments	96,128	94,370
Net cash provided by operating activities	337,175	506,223
Cash flows from investing activities:		
Net purchase of securities in Firm account	353,784	(26,592)
Proceeds from disposal of fixed asset	-	25,351
Capital expenditures, net	(44,402)	(3,345)
Net cash provided by (used in) investing activities	309,382	(4,586)
Cash flows from financing activities:		
Dividends paid	(133,600)	(66,800)
Net cash used in financing activities	(133,600)	(66,800)
Net increase in cash	512,957	434,837
Cash - beginning of year	728,951	294,114
Cash - end of year	$ 1,241,908	$ 728,951
Supplemental disclosures of cash flow information:		
Cash paid during the year for interest	$ 38,540	$ 9,804
Cash paid during the year for income taxes	$ -	$ 157,237
Supplemental disclosures of noncash financing activities:		
Dividends declared but not paid	$ 66,800	$ 66,800

The accompanying notes are an integral part of these financial statements.

1. The Company

The Company is a Securities Broker engaged in the purchase and sale of securities for its customers. The Company's customers are comprised of corporate, institutional and individual investors. The Company executes transactions and introduces them to a Clearing Broker, a New York Stock Exchange Member Firm, on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Method of Income Recognition

Security transactions are recorded on a settlement date basis which is not materially different from trade date accounting, as required by accounting principles generally accepted in the United States of America. Commission income and expenses are reflected in the financial statements as of the settlement date. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Statement of Cash Flows

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities in Firm Account

Securities in trading and investment accounts are valued at market and unrealized gains or losses are recorded as income or loss. Unrealized gain (loss) in 2002 and 2001 amounted to $231,234 and ($127,394), respectively.

The Company's trading securities are purchased on margin from its Clearing Broker. The Company must maintain an appropriate balance in an account held by the Clearing Broker to maintain these securities. This balance amounted to $263,058 and $685,426 at December 31, 2002 and 2001, respectively.

Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. The Company has adopted accelerated methods of calculating depreciation for all assets using estimated useful lives of five to ten years. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109. This statement requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities in Firm Account

Securities in Firm account are comprised of the following:

	2002		2001	
	Market	Cost	Market	Cost
Bonds	$ 1,607,877	$ 1,602,853	$ 1,982,233	$ 2,008,844
Common stocks	776,836	503,499	667,498	451,292
	$ 2,384,713	$ 2,106,352	$ 2,649,731	$ 2,460,136

During the current year, the Company recognized a realized loss in the amount of approximately $143,000 associated with the decline in value of a security's cost which was determined to be other than temporary.

4. Fixed Assets

The Company's fixed assets are comprised of the following:

	2002	2001
Leasehold improvements	$ 366,415	$ 366,415
Furniture and equipment	127,871	107,444
Transportation vehicles	37,463	37,463
	531,749	511,322
Less - Accumulated depreciation	(282,960)	(209,160)
	$ 248,789	$ 302,162

Depreciation expense charged to operations for the years ended December 31, 2002 and 2001 amounted to $97,775 and $98,019, respectively. At December 31, 2002 and 2001, all cost and accumulated depreciation attributable to fully depreciated fixed assets were written off.

5. Employee Benefit Plans

The Company has a profit sharing plan, qualified under the Internal Revenue Code, covering all full-time employees with one year of service. Subject to certain limitations, the Company may make annual contributions to the plan of up to 15% of salaries paid to individuals participating in the plan. Distributions are made to participants or their beneficiaries upon retirement, death, permanent disability or other termination of employment, but are subject to forfeiture under certain conditions. The expense for the plan for the years ended December 31, 2002 and 2001 amounted to $60,000 and $45,000, respectively.

The Company has established a contributory defined contribution 401(k) plan which covers substantially all employees. Under this plan, eligible employees are allowed to contribute up to 100% of their pay (subject to annual legal limitations).

6. **Income Taxes**

The provision for income tax expense for the years ended December 31 consists of the following:

	2002	2001
Current:		
Federal income taxes	$ 61,921	$ 47,161
State income taxes	19,730	14,198
	81,651	61,359
Deferred	13,624	189,000
	$ 95,275	$ 250,359

The deferred income tax expense (benefit) for 2002 and 2001 results from the impact of temporary differences between assets and liabilities for financial reporting purposes and the balances for tax purposes.

The components of the deferred tax assets and (liabilities) as of December 31 consists of the following:

	2002	2001
Depreciation	$ 63,510	$ 45,642
Unrealized investment gain, net	(107,330)	(75,842)
	$ (43,820)	$ (30,200)

The effective tax rate is different from the federal statutory rate of 34% due principally to tax exempt income of approximately $44,000 and $26,000 in 2002 and 2001, respectively, as well as state taxes, net of federal tax benefits.

7. **Line of Credit**

The Company has a line of credit with a commercial bank. The line is collateralized by substantially all of the Company's assets and bears interest at the bank's prime rate. The agreement allows the Company to borrow up to $750,000. The line of credit was unused as of December 31, 2002 and 2001.

8. **Lease Commitment**

The Company operates under a lease agreement expiring August 31, 2009. Under the agreement, the Company will pay $140,000 annually and at the end of the lease term have the option to extend the agreement for up to an additional ten years.

9. 2000 Expense Relating to Former Employee Embezzlement

In connection with the settlement of a former employee who pleaded guilty to the embezzlement of client funds. The Company received additional proceeds from insurance claims of $500,000 during the fiscal year ending 2001 which was recorded as other income. All other restitution related to this case was recorded by the Company in fiscal 2000.

10. Financial Instruments with Off-Balance Sheet Credit Risk

As discussed in Note 1, the Company executes transactions and introduces them to a Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

11. Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 ("the net capital rule") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2002, the Company has net capital (as defined) of $2,036,293 of which $1,786,293 was in excess of its required net capital of $250,000. The Company's net capital ratio was .12 to 1.

Sage, Rutty & Co., Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2002

1. Total ownership equity		$ 2,655,542
2. Deduct: Ownership equity not allowable for net capital		-
3. Total ownership equity qualified for net capital		2,655,542
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	$ -	
B. Other (deductions) or allowable credits	-	-
5. Total capital and allowable subordinated liabilities		2,655,542
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition:	426,282	
1. Additional charges for customers' and non-customers' security accounts	-	
2. Additional charges to customers' and non-customers' commodity accounts	-	
B. Aged fail-to-deliver:		
1. Number of items	-	
C. Aged short security differences	-	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities	-	
F. Other deductions and/or charges	-	(426,282)
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		-
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		2,229,260

9. Haircuts on securities:		$ 2,229,260
A. Contractual securities commitments	$ -	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:	-	
1. Bankers' acceptances, certificates of deposit and commercial paper	-	
2. U.S. and Canadian Government obligations		
3. State and Municipal Government obligations	80,613	
4. Corporate obligations	-	
5. Stocks and warrants	104,016	
6. Options	-	
7. Arbitrage	-	
8. Other securities	-	
D. Undue concentration	8,338	
E. Other	-	(192,967)
10. Net capital		$ 2,036,293

Computation of Basic Net Capital Requirement

11. Minimum net capital required (6-2/3% of line 19)	$ 17,954
12. Minimum dollar net capital requirement of reporting broker and dealer	250,000
13. Net capital requirement (greater of line 11 or 12)	250,000
14. Excess net capital (line 10 less line 13)	1,786,293
15. Excess net capital at 1,000% (line 10 less 10% of line 19)	$ 2,009,362

Sage, Rutty & Co., Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission For the Year Ended December 31, 2002

16.	Total A.I. liabilities from Statement of Financial Condition		$ 269,313
17.	Add:		
	A. Drafts for immediate credit	$ -	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-	
	C. Other unrecorded amounts (list)	-	
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts	-	-
19.	Total aggregate indebtedness		$ 269,313
20.	Percentage of aggregate indebtedness to net capital		13.2%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Sage, Rutty & Co., Inc. and included in the Company's unaudited Part IIA FOCUS IIA Report filing as of the same date, consisted of the following:

Excess net capital per the Company's FOCUS Report (unaudited)	$ 1,512,178
Adjustments made to income and expense accounts which increase ownership equity	242,609
Decrease in non-allowable assets deducted	31,506
Excess net capital per this computation	$ 1,786,293

Sage, Rutty & Co., Inc.
Computation for Determination of Reserve and Information for Possession or Control Requirements
For the Year Ended December 31, 2002 — Schedule II

Exemption Under SEC Rule 15c3-3 Section (k)(2)(ii) Has Been Claimed

The Company promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.